First Mining Gold Corp.
(formerly known as First Mining Finance Corp.)

Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018 and 2017
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT MARCH 31, 2018 AND DECEMBER 31, 2017
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

	March 31,	December 31,
	2018	2017

ASSETS

Current
Cash and cash equivalents	$12,289	$15,400
Accounts and other receivables	320	435
Prepaid expenditures	573	372
Marketable securities (Note 3)	4,255	4,277
Total current assets	17,437	20,484

Non-current
Mineral properties (Note 4)	243,895	239,871
Mineral property investments (Note 5)	4,417	4,417
Property and equipment	753	772
Reclamation deposit	116	116
Accounts and other receivables	86	77
Total non-current assets	249,267	245,253

TOTAL ASSETS	$266,704	$265,737

LIABILITIES

Current
Accounts payable and accrued liabilities (Note 6)	$1,421	$1,083

SHAREHOLDERS’ EQUITY
Share capital (Note 7)	274,679	272,501
Warrant and share-based payment reserve (Note 7)	29,681	27,607
Accumulated other comprehensive loss	(3,914)	(4,043)
Accumulated deficit	(35,163)	(31,411)
Total shareholders’ equity	265,283	264,654

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$266,704	$265,737
Subsequent events (Note 12)

The consolidated financial statements were approved by the Board of Directors:

Signed: “Keith Neumeyer”, Director	Signed: “Raymond Polman”, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
INTERIM CONSOLIDATED STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

	Three months ended March 31,
	2018	2017

EXPENDITURES (Note 8)
General and administration	$2,436	$4,030
Exploration and evaluation	268	1,264
Investor relations and marketing communications	736	1,080
Corporate development and due diligence	327	287
Loss from operational activities	(3,767)	(6,661)

OTHER ITEMS
Foreign exchange gain (loss)	2	(32)
Interest and other expenses	(45)	(63)
Interest and other income	58	103

Net loss for the period	$(3,752)	$(6,653)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to net loss:
Marketable securities fair value loss (Note 3)	(22)	(1,243)
Items that may be reclassified to net loss:
Currency translation adjustment	151	(24)

Other comprehensive income (loss)	129	(1,267)

Total comprehensive loss for the period	$(3,623)	$(7,920)

Basic and diluted loss per share (in dollars)	$(0.01)	$(0.01)
Weighted average number of shares outstanding – Basic and Diluted	556,009,949	541,710,089

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

	Three months ended March 31,
	2018	2017
Cash flows from operating activities
Net loss for the period	$(3,752)	$(6,653)
Adjustments for:
Depreciation	54	73
Unrealized foreign exchange loss	3	25
Share-based payments (Note 7(d))	2,528	5,294
Accrued interest receivable and other income	-	(44)
Accrued interest payable and other expenses	42	60
Operating cash flows before movements in working capital	(1,125)	(1,245)
Changes in non-cash working capital items:
Decrease (increase) in accounts and other receivables	102	(213)
Increase in prepaid expenditures	(250)	(43)
Increase in accounts payables and accrued liabilities	381	633
Total cash used in operating activities	(892)	(868)
Cash flows from investing activities
Property and equipment purchases	(34)	(192)
Mineral property expenditures	(3,044)	(3,397)
Purchase of marketable securities	-	(473)
Cash expended in acquisitions	-	(250)
Total cash used in investing activities	(3,078)	(4,312)
Cash flows from financing activities
Proceeds from exercise of warrants and stock options	836	352
Repayments of loans payable	-	(233)
Total cash provided by financing activities	836	119
Foreign exchange effect on cash	23	(17)
Change in cash and cash equivalents	(3,111)	(5,078)
Cash and cash equivalents, beginning	15,400	33,157
Cash and cash equivalents, ending	$12,289	$28,079

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

				Share-	Accumulated
	Number of			based	other
	common	Capital	Warrant	payment	comprehensive	Accumulated
	shares	stock	reserve	reserve	loss	deficit	Total

Balance as at December 31, 2016	539,439,736	$262,876	$15,361	$8,582	$(364)	$(20,227)	$266,228

Shares issued on acquisition of mineral properties	2,700,000	2,430	-	-	-	-	2,430

Exercise of options	483,234	304	-	(125)	-	-	179

Exercise of warrants	845,263	418	(244)	-	-	-	174

Share-based payments	-	-	-	5,294	-	-	5,294

Loss for the period	-	-	-	-	-	(6,653)	(6,653)

Other comprehensive loss	-	-	-	-	(1,267)	-	(1,267)

Balance as at March 31, 2017	543,468,233	$266,028	$15,117	$13,751	$(1,631)	$(26,880)	$266,385

Balance as at December 31, 2017	552,547,616	$272,501	$15,007	$12,600	$(4,043)	$(31,411)	$264,654

Exercise of options (Note 7(d))	164,000	71	-	(44)	-	-	27

Exercise of warrants (Note 7(c))	4,760,000	2,107	(1,298)	-	-	-	809

Share-based payments	-	-	-	3,416	-	-	3,416

Loss for the period	-	-	-	-	-	(3,752)	(3,752)

Other comprehensive income	-	-	-	-	129	-	129

Balance as at March 31, 2018	557,471,616	$274,679	$13,709	$15,972	$(3,914)	$(35,163)	$265,283

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

1. NATURE OF OPERATIONS

First Mining Gold Corp. (formerly First Mining Finance Corp.) (the “Company” or “First Mining”) was incorporated on April 4, 2005. The Company changed its name to First Mining Gold Corp in January 2018.

The Company is primarily in the business of acquiring, exploring and developing North American mineral properties, focusing on gold projects. These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries. The following table highlights the Company’s material subsidiaries together with their projects:

Name of the subsidiary	Ownership Percentage	Project	Location
Gold Canyon Resources Inc.	100%	Springpole Gold Project (“Springpole”)	Northern Ontario, Canada
Goldlund Resources Inc.	100%	Goldlund Gold Project (“Goldlund”)	Northern Ontario, Canada
Coastal Gold Corp.	100%	Hope Brook Gold Project (“Hope Brook”)	Newfoundland, Canada
Cameron Gold Operations Ltd.	100%	Cameron Gold Project (“Cameron”)	Northern Ontario, Canada
PC Gold Inc.	100%	Pickle Crow Gold Project (“Pickle Crow”)	Northern Ontario, Canada
Clifton Star Resources Inc.	100%	Duquesne Gold Project (“Duquesne”) 10% indirect interest in the Duparquet Gold Project (“Duparquet”) Pitt Gold Project (“Pitt”)	Québec, Canada

First Mining is a public company which is listed on the Toronto Stock Exchange (the “TSX”) under the symbol “FF”, on the OTCQX under the symbol “FFMGF”, and on the Frankfurt Stock Exchange under the symbol “FMG”.

The Company’s head office and principal address is located at Suite 1800 – 925 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3L2.

2. BASIS OF PRESENTATION

These condensed interim consolidated financial statements have been prepared in accordance with, International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company uses the same accounting policies and methods of computation as in the annual consolidated financial statements for the year ended December 31, 2017 except for the following: the Company has adopted IFRIC 22 Foreign Currency Transactions and Advance Consideration (“IFRIC 22”) which is effective for annual periods beginning on or after January 1, 2018. The adoption of IFRIC 22 did not have a material impact on the Company’s condensed interim consolidated financial statements.

These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2017, as some disclosures from the annual consolidated financial statements have been condensed or omitted.

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

2. BASIS OF PRESENTATION (continued)

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit and loss or fair value through other comprehensive income (loss), which are stated at their fair value. The condensed interim consolidated financial statements are presented in thousands of Canadian dollars unless otherwise noted. The functional currency of the Company’s Canadian entities is the Canadian dollar while the functional currency of the Company’s non-Canadian subsidiaries is the US dollar.

The use of judgments, estimates and assumptions affects the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

These consolidated annual financial statements were approved by the Board of Directors on May 4, 2018.

3. MARKETABLE SECURITIES

The movements in marketable securities during the three months ended March 31, 2018 and year ended December 31, 2017 are summarized as follows:

	Silver One	Other	Total
	Resources Inc.	Marketable
		Securities
Balance as at December 31, 2017	$2,280	$1,997	$4,277
Loss recorded in other comprehensive loss	(240)	218	(22)
Balance as at March 31, 2018	$2,040	$2,215	$4,255

	Silver One	Other	Total
	Resources Inc.	Marketable
		Securities
Balance as at December 31, 2016	$5,280	$567	$5,847
Purchases	-	1,829	1,829
Loss recorded in other comprehensive loss	(3,000)	(399)	(3,399)
Balance as at December 31, 2017	$2,280	$1,997	$4,277

The Company holds marketable securities as strategic investments and has less than 10% equity interest in each of the investees.

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

4. MINERAL PROPERTIES

As at March 31, 2018 and December 31, 2017, the Company has capitalized the following acquisition, exploration and evaluation costs on its mineral properties:

	Balance December 31, 2017	Acquisition	Concessions, taxes, and royalties	Wages and salaries	Drilling, exploration, and technical consulting	Assaying, field supplies, and environmental	Travel and other expenditures	Total expenditures	Currency translation adjustments	Balance March 31, 2018
Springpole	$70,398	$-	$45	$456	$305	$125	$262	$1,193	$-	$71,591
Goldlund	93,807	-	2	445	656	305	104	1,512	-	95,319
Hope Brook	18,665	-	121	190	29	67	8	415	-	19,080
Cameron	26,676	-	31	124	2	8	2	167	-	26,843
Pickle Crow	16,496	-	37	18	2	-	1	58	-	16,554
Duquesne	5,053	-	4	4	1	-	-	9	-	5,062
Pitt	2,080	-	-	-	-	-	-	-	-	2,080
Others(1)	2,515	-	-	-	1	2	-	3	-	2,518
Canada Total	$235,690	$-	$240	$1,237	$996	$507	$377	$3,357	$-	$239,047
Miranda	810	-	48	15	2	1	-	66	24	900
Socorro	782	-	107	4	-	-	-	111	24	917
San Ricardo	969	-	140	2	-	-	1	143	30	1,142
Others(2)	922	-	198	15	7	-	-	220	30	1,172
Mexico Total	$3,483	$-	$493	$36	$9	$1	$1	$540	$108	$4,131
USA	698	-	-	-	-	-	-	-	19	717
Total	$239,871	$-	$733	$1,273	$1,005	$508	$378	$3,897	$127	$243,895

	Balance December 31, 2016	Acquisition	Concessions, taxes, and royalties	Wages and salaries	Drilling, exploration, and technical consulting	Assaying, field supplies, and environmental	Travel and other expenditures	Total expenditures	Currency translation adjustments	Balance December 31, 2017
Springpole	$68,121	$243	$315	$443	$462	$357	$457	$2,034	$-	$70,398
Goldlund	85,103	1,196	3	581	4,173	2,125	626	7,508	-	93,807
Hope Brook	17,595	-	21	186	397	182	284	1,070	-	18,665
Cameron	26,017	-	38	108	174	300	39	659	-	26,676
Pickle Crow	15,821	180	63	24	313	69	26	495	-	16,496
Duquesne	5,023	-	1	-	23	4	2	30	-	5,053
Pitt	2,074	-	-	-	5	1	-	6	-	2,080
Others(1)	-	2,500	2	-	10	3	-	15	-	2,515
Canada Total	$219,754	$4,119	$443	$1,342	$5,557	$3,041	$1,434	$11,817	$-	$235,690
Miranda	760	-	76	-	24	2	-	102	(52)	810
Socorro	712	-	112	-	8	-	-	120	(50)	782
San Ricardo	829	-	191	-	4	1	3	199	(59)	969
Others(2)	703	-	245	-	23	1	2	271	(52)	922
Mexico Total	$3,004	$-	$624	$-	$59	$4	$5	$692	$(213)	$3,483
USA	703	-	39	-	-	-	1	40	(45)	698
Total	$223,461	$4,119	$1,106	$1,342	$5,616	$3,045	$1,440	$12,549	$(258)	$239,871

(1)

Other mineral properties in Canada as at March 31, 2018 and December 31, 2017 include the mining claims located in the Township of Duparquet, Quebéc, which are near the Company’s Duquesne gold project and the Duparquet gold project (in which the Company holds a 10% indirect interest).

(2)	Other mineral properties in Mexico as at March 31, 2018 and December 31, 2017 include Puertecitos, Los Tamales, Margaritas, Geranio, El Apache, El Roble, Batacosa, Lachatao and Montana Negra.

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

5. MINERAL PROPERTY INVESTMENTS

The Company, through its subsidiary Clifton Star Resources Inc., has a 10% equity interest in the shares of Beattie Gold Mines Ltd., 2699681 Canada Ltd., and 2588111 Manitoba Ltd which directly or indirectly own various mining concessions and surface rights, collectively known as the Duparquet gold project. During the period ended March 31, 2018, there was no material change in the fair value of these investments (Note 11).

6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Category	March 31,	December 31,
	2018	2017
Accounts payable	$1,078	$840
Other accrued liabilities	343	243
Total	$1,421	$1,083

7. SHARE CAPITAL

a) Authorized

Unlimited number of common shares with no par value.
Unlimited number of preferred shares with no par value.

b) Issued and Fully Paid

Common shares: 557,471,616 (December 31, 2017 – 552,547,616).
Preferred shares: nil (December 31, 2017 – nil).

c) Warrants

The movements in warrants during the three months ended March 31, 2018 and year ended December 31, 2017 are summarized as follows:

	Number	Weighted average
		exercise price
		(in dollars)
Balance as at December 31, 2016	50,938,672	$0.80
Warrants exercised	(1,245,263)	0.19
Balance as at December 31, 2017	49,693,409	$0.81
Warrants exercised	(4,760,000)	0.17
Balance as at March 31, 2018	44,933,409	$0.88

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

7. SHARE CAPITAL (continued)

The following table summarizes information about the warrants outstanding as at March 31, 2018:

		Weighted average
Exercise price	Number of warrants	exercise price	Weighted average
	outstanding	(in dollars)	remaining life (years)

$ 0.01 – 0.50	7,019,224	$ 0.45	1.46
$ 0.51 – 1.00	21,039,185	0.85	0.21
$ 1.01 – 1.50	16,875,000	1.10	1.35
	44,933,409	$ 0.88	0.83

d) Stock Options

The Company has adopted a stock option plan that allows for the granting of incentive stock options to Directors, Officers, employees and certain consultants of the Company for up to 10% of the Company’s issued and outstanding common shares. Stock options granted under the plan may be subject to vesting provisions as determined by the Board of Directors. All options granted and outstanding are fully vested and exercisable, with the exception of the grants for certain employees in accordance with TSX regulations.

The movements in stock options during the three months ended March 31, 2018 and year ended December 31, 2017 are summarized as follows:

	Number	Weighted average
		exercise price
		(in dollars)
Balance as at December 31, 2016	24,440,617	$0.67
Granted – February 10, 2017	10,630,000	0.85
Granted – March 13, 2017	250,000	0.95
Granted – September 25, 2017	150,000	0.66
Granted – October 16, 2017	150,000	0.62
Options exercised	(4,162,617)	0.43
Options expired	(850,000)	1.65
Balance as at December 31, 2017	30,608,000	$0.74
Granted – January 15, 2018	9,575,000	0.60
Options exercised	(164,000)	0.16
Balance as at March 31, 2018	40,019,000	$0.71

The weighted average closing share price at the date of exercise for the three months ended March 31, 2017 was $0.51 (December 31, 2017 – $0.72)

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

7. SHARE CAPITAL (continued)

The following table summarizes information about the stock options outstanding as at March 31, 2018:

	Options Outstanding			Options Exercisable
			Weighted			Weighted
		Weighted	average		Weighted	average
Exercise	Number of	average	remaining	Number of	average	remaining
price	options	exercise price	life (Years)	options	exercise price	life (years)
		(in dollars)			(in dollars)
$ 0.01 – 0.50	6,044,000	$ 0.37	2.04	6,044,000	$ 0.37	2.04
$ 0.51 – 1.00	32,700,000	0.74	3.38	32,325,000	0.74	3.36
$ 1.01 – 1.50	1,075,000	1.32	0.02	1,075,000	1.32	0.02
$ 1.51 – 2.00	-	-	-	-	-	-
$ 2.01 – 2.50	200,000	2.50	0.02	200,000	2.50	0.02
	40,019,000	$ 0.71	3.07	39,644,000	$ 0.71	3.06

During the three months ended March 31, 2018, there were 9,575,000 (2017 – 10,880,000) incentive stock option granted with an aggregate fair value of $3,499 (2017 – $5,421), or a weighted average fair value of $0.37 per option (2017 – $0.50) .

Certain incentive stock options granted were directly attributable to exploration and evaluation expenditures on mineral properties and were therefore capitalized to mineral properties. In addition, certain incentive stock options were subject to vesting provisions. These two factors result in differences between the aggregate fair value of incentive stock options granted and total share-based payments expense during the periods. Total share-based payments expense during the periods ended March 31, 2018 and 2017 was classified within the financial statements as follows:

	For the three months ended
	March 31,
Statements of Net Loss:	2018	2017
General and administration	$1,828	$3,400
Exploration and evaluation	89	1,072
Investor relations and marketing	383	584
Corporate development and due	228	238
Subtotal	$2,528	$5,294
Statements of Financial Position:
Mineral properties	888	-
Total	$3,416	$5,294

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

7. SHARE CAPITAL (continued)

The fair value of the stock options recognized in the period has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended	Year ended
	March 31, 2018	December 31,
Risk-free interest rate	1.60%	1.45%
Share price at grant date (in dollars)	$0.60	$0.85
Exercise price (in dollars)	$0.60	$0.85
Expected life	5.00 years	5.00 years
Expected volatility(1)	74.14%	70.45%
Expected dividend yield	Nil	Nil

(1)	The computation of expected volatility was based on the historical volatility of comparable companies from a representative peer group of publicly traded mineral exploration companies.

8. EXPENDITURES

Components of the Company’s functional expenditure categories are as follows:

	For the three months ended March 31, 2018
			Investor	Corporate
	General	Exploration	relations and	development	Total
	and	and	marketing	and due
	administration	evaluation	communications	diligence
Administrative and office	$93	$30	$12	$2	$137
Depreciation (non-cash)	2	52	-	-	54
Consultants	7	18	-	-	25
Exploration and evaluation	-	1	-	-	1
Investor relations and marketing communications	1	2	214	1	218
Professional fees	77	-	-	-	77
Salaries and Directors fees	346	38	94	85	563
Share-based payments (non-cash) (Note 7(d))	1,828	89	383	228	2,528
Transfer agent and filing fees	50	-	-	-	50
Travel and accommodation	32	38	33	11	114
Total	$2,436	$268	$736	$327	$3,767

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

8. EXPENDITURES (continued)

	For the three months ended March 31, 2017
			Investor	Corporate
	General	Exploration	relations and	development	Total
	and	and	marketing	and due
	administration	evaluation	communications	diligence
Administrative and office	$102	$-	$-	$-	$102
Depreciation (non-cash)	17	55	-	-	72
Consultants	-	31	-	-	31
Exploration and evaluation	-	7	-	-	7
Investor relations and marketing communications	-	-	395	35	430
Professional fees	189	40	-	-	229
Salaries and Directors fees	196	8	48	15	267
Share-based payments (non-cash) (Note 7(d))	3,400	1,072	584	238	5,294
Transfer agent and filing fees	91	-	-	-	91
Travel and accommodation	35	52	51	-	138
Total	$4,030	$1,265	$1,078	$288	$6,661

9. SEGMENT INFORMATION

The Company operates in a single reportable operating segment, being the acquisition, exploration, and development of North American mineral properties. Geographic information about the Company’s non-current assets as at March 31, 2018 and December 31, 2017 is as follows:

Non-current assets	March 31, 2018	December 31, 2017
Canada	$239,795	$236,456
Mexico	4,216	3,560
USA	723	704
Total	$244,734	$240,720

10. RELATED PARTY TRANSACTIONS

The Company’s related parties are its Directors and Officers, and any companies in which they control or have significant influence. The Company incurred the following related party expenditures during the three months ended March 31, 2018 and 2017:

Service or Item	Three months ended March 31,
	2018	2017

Administration and office	$51	$50

Administration and office expenses include amounts paid to First Majestic Silver Corp. (“First Majestic”), who provide office space and some administrative services to the Company. First Majestic’s President & Chief Executive Officer, Chief Financial Officer, and one Director are also Directors of the Company.

As at March 31, 2018, included in current liabilities is an amount of $10 (December 31, 2017 - $1) due to First Majestic for administration and office expenses.

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

10. RELATED PARTY TRANSACTIONS (continued)

Key Management Compensation

Key management includes the Officers and Directors of the Company. The compensation paid or payable to key management for services during the three months ended March 31, 2018 and 2017 are as follows:

Service or Item	Three months ended March 31,
	2018	2017
Directors’ fees	$35	$26
Salaries and consultants’ fees	393	222
Share-based payments (non-cash)	2,475	4,236
Total	$2,903	$4,484

11. FAIR VALUE

Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•	Level 1: fair value measurements are quoted prices (unadjusted) in active markets for identical assets or liabilities;
•

Level 2: fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•

Level 3: fair value measurements are those derived from valuation techniques that include significant inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of cash and cash equivalents, current accounts and other receivables, and accounts payable and accrued liabilities approximated their fair values because of the short-term nature of these financial instruments. These financial instruments are classified as financial assets and liabilities at amortized cost and are reported at amortized cost.

The carrying values of non-current reclamation deposit and accounts and other receivables approximated their fair values. These financial instruments are classified as financial assets at amortized cost and are reported at amortized cost.

The carrying value of marketable securities was based on the quoted market prices of the shares as at March 31, 2018 and was therefore considered to be Level 1.

The carrying value of the mineral property investments (First Mining’s 10% equity interest in three privately held companies that own the Duparquet Gold Project) was not based on observable market data and was therefore considered to be Level 3. The initial fair value of the mineral property investments was determined based on attributable pro-rata gold ounces for the Company’s 10% indirect interest in the Duparquet project, which formed part of the identifiable assets from the acquisition of Clifton. Subsequently, the fair value will be reassessed at each period end. Scenarios which may result in a significant change in fair value include, among others, a change in the performance of the investee, a change in the market for the investee’s future products, a change in the performance of comparable entities, a change in gold price, a change in the economic environment, or evidence from external transactions in the investee’s equity. As at March 31, 2018, management concluded that there was no significant change in the fair value of the mineral property investments based on the approach described above.

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

11. FAIR VALUE (continued)

The following table presents the Company’s fair value hierarchy for financial assets that are measured at fair value:

	March 31, 2018			December 31, 2017
		Fair value measurement			Fair value measurement
	Carrying Value	Level 1	Level 3	Carrying Value	Level 1	Level 3
Financial assets:
Marketable securities (Note 3)	$4,255	$4,255	$-	$4,277	$4,277	$-
Mineral property investments (Note 5)	4,417	-	4,417	4,417	-	4,417
Total	$8,672	$4,255	$4,417	$8,694	$4,277	$4,417

None of the Company’s financial liabilities are subsequently measured at fair value after initial recognition.

During the three months ended March 31, 2018 there have been no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy.

12. SUBSEQUENT EVENTS

Expiry of Stock Options and Warrants

Subsequent to March 31, 2018, 1,800,000 stock options and 3,406,069 warrants expired.